   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM S-2

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                              TRUSERV CORPORATION
             (Exact name of Registrant as specified in its charter)

                        Delaware                                                  36-2099896
                (State of Incorporation)                               (IRS Employer Identification No.)

                           8600 West Bryn Mawr Avenue
                          Chicago, Illinois 60631-3505
                                 (773) 695-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                     Leonard G. Kuhr, Senior Vice President
                          and Chief Financial Officer
                              TruServ Corporation
                           8600 West Bryn Mawr Avenue
                          Chicago, Illinois 60631-3505
                                 (773) 695-5000
                              Fax: (773) 695-6563
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                               Geoffrey R. Morgan
                          Michael Best & Friedrich LLP
                           100 East Wisconsin Avenue
                        Milwaukee, Wisconsin 53202-4108
                                 (414) 271-6560
                              Fax: (414) 277-0656
                               ------------------

        Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
                                                      AMOUNT      PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF SECURITIES               TO BE       OFFERING PRICE  MAXIMUM AGGREGATE      AMOUNT OF
                TO BE REGISTERED                    REGISTERED      PER UNIT(1)     OFFERING PRICE    REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Variable Denomination Subordinated Fixed Rate
  Term Notes....................................    $50,000,000         100%          $50,000,000          $13,200
------------------------------------------------------------------------------------------------------------------------

(1) Estimated in accordance with Rule 457 solely for purposes of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                          SUBJECT TO COMPLETION, DATED
PROSPECTUS

                              TRUSERV CORPORATION
                                  $50,000,000
            VARIABLE DENOMINATION SUBORDINATED FIXED RATE TERM NOTES

                                                                  PER UNIT          TOTAL
                                                                  --------      --------------
Public Price................................................       $1,000       $50,000,000(1)
Underwriting discounts......................................       none             none   (2)
Proceeds to TruServ.........................................       $1,000       $50,000,000(3)

(1) The minimum purchase required is $1,000.

(2) There are no underwriters. We are offering the notes directly to you.

(3) There are no firm commitments for the sale of these notes. If the entire offering is sold, we will receive $50,000,000 before estimated expenses of $87,200.

     The notes are designed to provide you with a convenient means of investing funds directly with us. If you invest in the notes, your investment will be represented by a program account at The Northern Trust Company, which is our agent bank, instead of by a certificate or other evidence of ownership.

     The notes have various maturity dates ranging from two to four years from the date of issuance and will pay fixed rates of interest for each maturity.

     There is neither a market for these notes nor is a market expected to develop. The notes have restricted transferability, and they may be redeemed by us. We also reserve the right to modify, withdraw or cancel this offer.

     CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 IN THIS PROSPECTUS.

     THE NOTES ARE UNSECURED OBLIGATIONS AND ARE SUBORDINATED TO SENIOR NOTES, BANK DEBT, AMOUNTS DUE TRADE CREDITORS AND OTHER DEBT.

     YOUR PROGRAM ACCOUNT IS NOT A DEPOSIT OR OTHER BANK ACCOUNT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                               ------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------
                      THESE SECURITIES ARE OFFERED THROUGH

                              TRUSERV CORPORATION
                           8600 West Bryn Mawr Avenue
                          Chicago, Illinois 60631-3505

                   THE DATE OF THIS PROSPECTUS IS

                      WHERE YOU CAN FIND MORE INFORMATION

     The term "TruServ," "Company," "Cooperative," "We," "Us" and similar words refer to TruServ Corporation. The terms "member," "retailer," "you," "your," and similar words refer to someone who purchases our notes.

     We file annual, quarterly and special reports, and other information with the SEC. Our SEC filings are available to the public over the Internet on the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

                          REPORTS TO SECURITY HOLDERS

     Each year, we distribute an annual report containing consolidated financial statements reported upon by our independent auditors to our stockholder-members. We may, from time to time, also furnish interim reports to our stockholder-members, as determined by our management.

                DOCUMENTS INCLUDED AND INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information we file with them which means that we can disclose important information to you by referring you to those documents and delivering them to you with this prospectus. We are incorporating by reference our Annual Report on Form 10-K for the year ended December 31, 1999, our Quarterly Reports on Form 10-Q for the quarters ended April 1, 2000, July 1, 2000 and September 30, 2000 and our Current Reports on Form 8-K, filed June 28, 2000, July 6, 2000, and September 28, 2000, all of which we filed with the SEC under Section 15(d) of the Securities Exchange Act of 1934. We also are including the Annual Report on Form 10-K for the year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 with this prospectus for your information.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                    SUMMARY

     The summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before buying notes in this offering. You should read the entire prospectus carefully, including our consolidated financial statements and the related notes included elsewhere in this prospectus.

     TruServ Corporation is a member-owned wholesaler of hardware, lumber/building materials and related merchandise. Our company is the largest member-owned wholesaler of these items in the United States. For financial reporting purposes, we operate in a single industry as a member-owned wholesaler cooperative. Our corporate headquarters are located at 8600 West Bryn Mawr Avenue, Chicago, Illinois 60631-3505. Our telephone number is (773) 695-5000.

     We are offering the notes exclusively to current company Members who own Class A common stock and to current holders of certain TruServ Corporation Variable Denomination Fixed Rate Redeemable Term Notes. You may purchase the notes in units of $1,000. Ownership of the notes can be issued in one of the following four types of accounts:

          1. Single tenancy;

          2. Joint tenancy with right of survivorship;

          3. Tenancy by custodian (under the Uniform Gifts to Minors Act); or

          4. Living trust.

     We will issue notes each calendar quarter in two, three, and four-year terms. You must pay for the notes with cash. You will have the option of receiving your semi-annual interest payments, or you may have the interest payments added to your account balance. The notes have a fixed interest rate that is reset each calendar quarter and is equivalent to the comparable United States Treasury Note rate plus two percent. The current interest rate is 7.67% per annum for two year notes, 7.90% per annum for three year notes and 7.89% per annum for four year notes. That interest rate will change in January, 2001.

     The notes are not the same as a deposit or other bank account. They are not insured by the Federal Deposit Insurance Corporation or any other government agency or insurer. All investments in the notes are investments in TruServ Corporation securities and are not obligations of any other bank or company.

     You may not transfer any of the notes that you purchase, nor can you pledge them as collateral for any of your debts. Additionally, we may redeem all or part of the notes prior to the redemption date. If we elect to redeem the notes, you will be paid the principal amount plus accrued interest up to the date of redemption.

     The notes are unsecured obligations and are subordinated to senior notes, bank debt, amounts due trade creditors and other debt. Because they are unsecured, they rank equally with all of our other unsecured and subordinated debt.

     There is no existing trading market for these notes, and we do not expect any market will develop.

     We plan to use the proceeds from this offering for general working capital, including the purchase of merchandise for resale to our Members.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                          FOR THE FISCAL YEARS
                            -------------------------------------------------
                            1999        1998       1997       1996       1995
                            -----       ----       ----       ----       ----
                             (.60)      1.33       2.02       2.57       2.78

                                                FOR THE THIRTY-NINE
                                                    WEEKS ENDED
                                          --------------------------------
                                          SEPTEMBER 30,         OCTOBER 2,
                                              2000                 1999
                                          -------------         ----------
                                          1.22                     1.00

     The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the portion of rental expense deemed to represent interest expense. For 1999, earnings were insufficient to cover fixed charges by $131,143,000.

                                  RISK FACTORS

     The following risks should be considered before investing in the Notes:

SOURCES OF PAYMENTS TO HOLDERS OF THE NOTES

     No sinking fund will be created to repay the notes upon maturity or earlier redemption. The principal source of funds for the Company's payments of principal and interest and to meet expenses will be general revenues. See "General Business Risks."

LACK OF MARKET FOR NOTES AND RESTRICTIONS ON TRANSFER

     There is currently no trading market for the notes and we do not foresee such a market developing at any time in the future. Additionally, ownership of the notes may not be transferred and the notes may not be pledged as collateral. Any probate proceeding or court decree affecting ownership of the notes will cause such notes to be redeemed and subject to a penalty.

SUBORDINATION OF NOTES

     The notes are unsecured obligations and are subordinated to our senior notes, bank debt, amounts due trade creditors and other debts. Because they are unsecured, they rank equally with all of our other unsecured and subordinated debt. The notes have no secondary market and cannot be transferred or pledged as collateral. All of your investments in us, including the notes, are subject to our lien rights ensuring payment of your debts to us. The notes are uninsured.

COMPETITION

     Our markets are subject to increasingly intense competition and changes. We expect continued intense competition from the so-called "Big Box" stores such as Home Depot, Menards and Lowes, as well as from additional emphasis on directly competitive lines of business by Home Depot and diversified retailers such as Sears. These competitors may have greater resources, larger market shares and more widespread presence than we do. We believe our cooperative structure best situates our Members to compete with the Big Boxes and other market competitors, but no assurances can be made that any Member or Members will be successful.

VOLATILE PRICING OF MERCHANDISE/INVENTORY

     The price of merchandise and inventory in the lumber and building materials industry can change rapidly and such changes may affect our profit margins and competitive abilities adversely. We believe our cooperative structure creates the best opportunity for our Members to obtain lower prices and maximize their purchasing power but such efficiencies cannot be assured.

REGIONAL MARKET VARIATIONS

     We transact business nationwide. From time to time, significant variations in marketing opportunities may confront our Members due to economic conditions in the Member's specific geographic region. We are unable to predict any adverse regional economic conditions that may materially affect a Member or Members.

ENVIRONMENTAL

     We engage in activities, such as the manufacture of paint and related products, that could have an environmental impact. These areas are subject to constant review and scrutiny by governmental authorities at the federal, state and local level. We are unable to predict whether, or to what extent, such business activities and governmental scrutiny may result in future costs or liabilities.

MEMBER BASE

     The success of the company is dependent upon the continued support from its members and their purchases through the cooperative. The trend in the number of members participating in the company's programs has recently been unfavorable. If this trend continues the company's operating results and financial condition could be adversely effected.

ACCESS TO CAPITAL

     The company is financed by debt capital obtained from various external sources. The majority of the short-term capital is mainly derived from a $300 million revolving credit agreement supported by nine major financial institutions. This agreement is subject to the company's compliance with certain financial and non-financial covenants, and any breach of these covenants would increase the cost of such financing and make it more difficult to access the necessary working capital requirements.

KEY PERSONNEL

     Our success depends to a significant degree upon the continued contributions of key management, sales, marketing and merchandising personnel, many of whom would be difficult to replace. If certain of these associates were to leave, the company would be adversely effected. We also believe our future success is dependent upon our ability to attract and retain highly skilled managers, sales, marketing and merchandising associates. Competition for these types of associates is intense and there can be no assurance that we will be successful in attracting and retaining the necessary personnel. To the extent we are not successful, we could be adversely effected.

                                THE NOTE PROGRAM

     The program is designed to provide you with a convenient means of investing funds directly with us. The total amount being offered is $50,000,000 and notes are sold initially in units of $1,000.

TERMS

     The notes will be issued quarterly and will be offered in two, three and four-year terms. The notes will not be subject to any sinking fund. When you invest in the notes, they will be issued in uncertificated form, and you will not receive a certificate or other instrument evidencing the note. Rather, your investment will be maintained in book-entry form by The Northern Trust Company, our agent bank.

INTEREST RATE

     We will determine the notes' interest rate. We will set the fixed interest rate of the notes each quarter at a rate that is equivalent to the comparable Treasury Note rate plus two percent. The current interest rate is 7.67% per annum for two year notes, 7.90% per annum for three year notes and 7.89% per annum for four year notes. That interest rate will change in January, 2001. You may call a toll free number (1-800-507-9000), if you would like information concerning the notes' interest rate.

     You will have the option of receiving your semi-annual interest payments, or you may have the interest payments added to your account balance. Interest is calculated on a 365-day year and is paid semi-annually. Interest payments and principal at maturity are paid by check on the next business day.

     You may change your option of either receiving interest payments or having your interest reinvested by notifying The Northern Trust Company, our agent bank, in writing.

TYPES OF ACCOUNTS

     You may hold ownership of the notes in one of the four following types of accounts:

          1. Single tenancy;

          2. Joint tenancy with right of survivorship;

          3. Tenancy by custodian (under the Uniform Gifts to Minors Act); or

          4. Living trust.

     You may not transfer the notes and you may not pledge them as collateral for any of your debts.

     You cannot hold the notes in a retirement savings plan as described in
Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended.

ACCOUNT INFORMATION

     You may call us toll-free at 1-800-507-9000 to obtain current information about your account.

                                 HOW TO INVEST

     You must request an application package by calling us toll-free at 1-800-507-9000. Upon request of an application, you will receive the Prospectus, the Program Description, an IRS W-9 Certification Form and an application, which you will need to complete and return to us. THE COMPLETED APPLICATION, THE IRS W-9 CERTIFICATION FORM AND THE CHECK FOR YOUR INVESTMENT AMOUNT MUST BE RECEIVED BY US AT OUR DESIGNATED LOCKBOX BANK ON OR BEFORE THE LAST BUSINESS DAY BEFORE THE START OF EACH CALENDAR-YEAR QUARTER.

                                USE OF PROCEEDS

     We intend to use the proceeds from the sale of the notes for general working capital, including the purchase of merchandise for resale to our Members.

                              PLAN OF DISTRIBUTION

     We are offering the notes exclusively to our current Members who own Class A common stock and current holders of certain TruServ Corporation Variable Denomination Fixed Rate Redeemable Term Notes. You may purchase the notes only in denominations of $1,000. We are offering and selling the notes directly to you. There are no underwriters.

                           CERTAIN TERMS OF THE NOTES

GENERAL

     The notes are issued under an indenture between us and our trustee, U.S. Bank Trust National Association. We have summarized selected provisions of the indenture below. This summary is not complete. The form of the indenture has been filed as an exhibit to the Registration Statement, and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture, so that you can easily locate these provisions. Terms used in the summary have the meanings specified in the indenture. We will send you, at no charge, a copy of the indenture upon written or oral request directed to Leonard G. Kuhr, Senior Vice President and Chief Financial Officer, TruServ Corporation, 8600 West Bryn Mawr Avenue, Chicago, Illinois 60631-3505 or telephone number (773) 695-5000.

MODIFICATION OF THE INDENTURE

     The indenture permits us and the trustee, with the consent of the holders of not less than 66 2/3% of the aggregate principal amount of the notes outstanding at that time, to add, change in any manner or eliminate any of the provisions of the indenture or to modify in any way the rights of the note holders. However, we may not add or modify any provision that would, among other things:

     1)   reduce the principal amount of any note; or

     2) reduce the aggregate principal amount of the notes outstanding, the holders of which need to consent to our adding, changing or eliminating any provision of the indenture (Section 802).

EVENTS OF DEFAULT

     An event of default is defined in the indenture as non-payment of any principal or interest amount on any note when due. An administrative error is not considered an event of default unless the error has continued uncorrected for sixty days after written notice of the error was sent to the agent bank or trustee, with a copy to us. The trustee is the sole judge of whether the error has been corrected. Other events of default include default in the performance of any other note covenant after sixty days written notice to us of the default and certain events of bankruptcy, insolvency or reorganization. The indenture requires us to file an annual written statement with the trustee as to the presence or absence of certain defaults under the terms thereof. Within ninety days after a default has occurred, the trustee will notify note holders of all uncured and unwaived defaults of which it is aware. The indenture provides that, while an event of default continues, either the trustee or the holders of 50% of more of the aggregate principal amount of the outstanding notes may declare the principal of all such notes to be immediately due and payable. However, under certain conditions, the holders of a majority of the principal amount of the outstanding notes may annul the declaration. The indenture also provides that past defaults, except for an uncured default in payment of principal or interest, may be waived on behalf of the note holders by the holders of a majority of the principal amount of outstanding notes (Section 501).

CONCERNING THE TRUSTEE

     The trustee acts as trustee under one other of our indentures.

LIMITATIONS ON SUITS

     You may not file a lawsuit with respect to the indenture, unless:

          1) you have first given notice to the trustee of a continuing event of default;

          2) note holders of at least 50% of the outstanding principal amount of the notes have made written request to the trustee to institute the action;

          3) note holders requesting the action have offered to indemnify the trustee against the costs, expenses, and liabilities that will be incurred as part of the action;

          4) the trustee has failed to institute the action for at least sixty days; and

          5) no direction inconsistent with such written request has been given to the trustee during that sixty-day period by note holders holding a majority of the principal amount of the notes (Section 507).

SUBORDINATION

     The notes and all claims arising in connection with the notes are subordinated to the prior payment of all Senior Indebtedness of the Company. Senior Indebtedness is defined as all indebtedness of the Company, whether outstanding on the date of execution of the indenture or thereafter created, for money borrowed from banks, insurance companies and other financial institutions, to trade creditors, or for other indebtedness of the Company, unless in the instrument creating or evidencing such indebtedness it is provided that such indebtedness is not senior in right of payment to the notes (Sections 101 and 1001).

     Upon a distribution of assets, dissolution, winding up, total liquidation or reorganization of the Company, if any event of default has occurred and is continuing with respect to any Senior Indebtedness, or if the principal of the notes has been declared due and payable and such declaration has not been rescinded and annulled, then in any such instance all Senior Indebtedness must be paid in full before any payment of principal or interest on the notes can be made (Section 1002). Any subordination will not prevent the occurrence of an "Events of Default" (as defined above) under the Indenture. See "-- Events of Default."

     By reason of the subordination of the Notes, in the event of liquidation of the Company, the Holders will not receive payment until the holders of Senior Indebtedness have been satisfied. Also, by reason of the subordination provisions, the Holders may receive payments less ratably than other creditors of the Company. As of the date of this Prospectus, the Company had aggregate
Senior Indebtedness outstanding of $            and the applicable borrowing
under the Company's $300 million revolving credit agreement.

OPTIONAL REDEMPTION BY US

     We can redeem the notes in whole or in part at any time. If we choose to redeem the notes prior to the redemption date, we will pay you the principal amount of the notes plus accrued and unpaid interest to the redemption date. Any partial note redemption will be effected by lot or pro rata or by any other method that the trustee deems fair and appropriate.

     If we redeem the notes at our option, you will receive a check for the principal amount of the notes plus accrued and unpaid interest to the date of redemption. Interest on all redeemed notes will cease to accrue on and after the effective date of redemption (Sections 301-304).

SATISFACTION AND DISCHARGE

     Satisfaction and discharge of the indenture will occur when:

          1) we terminate the program in accordance with its terms and all the notes become due and payable;

          2) we deposit the entire amount needed to pay all the notes, including principal and interest due or to become due to the date of payment; and

          3) we pay all other sums payable under the terms of the indenture (Section 401).

                         AGENT BANK AND ADMINISTRATION

     We have engaged The Northern Trust Company as our agent bank to administer the program. The agent bank will send the following information to you:

          1) investment confirmation;

          2) quarterly statements listing all notes held and all transaction information on a year-to-date basis;

          3) advance maturity notices with renewal forms;

          4) Form 1099INT; and

          5) Form 1099B, if applicable.

     Additionally, the agent bank will provide an automated voice-response system at 1-800-507-9000. You may call this number to obtain aggregate account and individual note information. The agent bank will also respond to inquiries and provide you with information on your notes and accounts. Additional or other inquiries from you to the agent bank will be forwarded to us.

                                     TAXES

     The program is not qualified under Section 401(a) of the Internal Revenue Code. Accordingly, you will have to report all interest credited to your notes or paid to you as taxable income for federal income tax purposes. No part of the taxable interest is excludable from taxable income.

     Your December statement sent by the agent bank each year will indicate the full amount reportable as taxable income. The agent bank will also file tax information returns as required by law. State and local income taxes and tax reporting also may apply. You are individually responsible for complying with applicable federal, state and local tax laws and should consult with your individual tax advisor regarding the tax consequences that may apply to your particular situation.

                                 LEGAL MATTERS

     The legality of the notes has been passed upon for us by Michael Best & Friedrich LLP, Milwaukee, Wisconsin.

           ---------------------------------------------------------
           ---------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

TABLE OF CONTENTS

                                           Page
                                           ----
Where You Can Find More Information.......   2
Reports to Security Holders...............   2
Documents Included and Incorporated by
  Reference...............................   2
Summary...................................   3
Consolidated Ratio of Earnings to Fixed
  Charges.................................   4
Risk Factors..............................   4
  Source of Payments to Holders of the
     Notes................................   4
  Lack of Market for Notes and
     Restrictions on Transfer.............   4
  Subordination of Notes..................   4
  Competition.............................   4
  Volatile Pricing of
     Merchandise/Inventory................   4
  Regional Market Variations..............   5
  Environmental...........................   5
  Member Base.............................   5
  Access to Capital.......................   5
  Key Personnel...........................   5
The Truserv Variable Denomination
  Subordinated Fixed Rate Term Note
  Program.................................   6
How to Invest.............................   6
Use of Proceeds...........................   7
Plan of Distribution......................   7
Certain Terms of the Notes................   8
Agent Bank and Administration.............  10
Taxes.....................................  10
Legal Matters.............................  10

           ---------------------------------------------------------
           ---------------------------------------------------------
           ---------------------------------------------------------
           ---------------------------------------------------------

                                  $50,000,000
                              TRUSERV CORPORATION
                             VARIABLE DENOMINATION
                            SUBORDINATED FIXED RATE
                                   TERM NOTES

                           FOR INFORMATION CONCERNING
                            THE TRUSERV CORPORATION
                              INVESTMENT PROGRAM,

                                   WRITE TO:
                   THE TRUSERV CORPORATION INVESTMENT PROGRAM
                                 P.O. BOX 75933
                          CHICAGO, ILLINOIS 60675-5933

                       OR CALL: TOLL FREE 1-800-507-9000
                                   PROSPECTUS
                            ------------------------
                               DATED

           ---------------------------------------------------------
           ---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the actual or estimated expenses in connection with the issuance and distribution of the Variable Denomination Subordinated Fixed Rate Term Notes being registered:

Registration Fee............................................    $13,200
Printing of Registration Statement and Prospectus...........     16,000
Accounting Fees and Expenses................................     10,000
Legal Fees..................................................     10,000
Trustee Fee.................................................      3,000
Fees and Expenses for Qualifying Securities under "Blue Sky"
  Laws of Various States....................................     35,000
                                                                -------
Total.......................................................    $87,200
                                                                =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation, as amended, provides that the Company shall indemnify, in accordance with and to the full extent permitted by the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Company), by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against any liability or expense actually and reasonably incurred by such person in respect thereof. Such indemnification is not exclusive of any other right of such director, officer, or employee to indemnification provided by law or otherwise.

     Under the Company's by-laws, as against third parties, the Company shall indemnify any director, officer, employee or agent for any expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in defending any threatened, pending or completed suit or proceeding, whether civil, criminal, administrative or investigative brought against such person by reason of the fact that he was or is a director, officer, employee or agent, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding if he had no reasonable cause to believe his conduct unlawful.

     In any action or suit by or in the right of the Company, the Company shall indemnify any director, officer, employee or agent who is or was a party or threatened to be made a party to such threatened, pending or completed action or suit, for expenses (including attorney's fees and amounts paid in settlement) reasonably and actually incurred in connection with the defense or settlement of such suit or action, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made if such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery of Delaware or the court where the suit was brought finds that in view of all the circumstances of the case, such person is entitled to indemnification.

     Any indemnification, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the party to be indemnified has met the applicable standard of conduct. Such determination shall be made by the Board of Directors by a majority vote of a quorum, consisting of directors who were not parties of such action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

     Additionally, the Company's Certificate of Incorporation eliminates personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty of care. The amendment provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 is concerned, see Item 17 "Undertakings" below.

ITEM 16. EXHIBITS.

    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
        *4     Form of Trust Indenture between TruServ Corporation and U.S.
               Bank Trust National Association dated ------------, 2000.
        *5     Opinion of Michael Best & Friedrich LLP.
      10-A     Current Form of "Retail Member Agreement with TruServ
               Corporation" between the Company and its Members that offer primarily hardware and related items. Incorporated by
               reference--Exhibit 10-A to Post-Effective Amendment No. 11 to Registration Statement on Form S-2 to Form S-4 (No.
               333-18397).
      10-B     Current form of "Subscription to Shares of TruServ
               Corporation". Incorporated by reference--Exhibit 10-B to
               Post-Effective Amendment No. 5 to Registration Statement on
               Form S-2 to Form S-4 (No. 333-18397).
      10-C     TruServ Corporation Defined Lump Sum Pension Plan (as
               amended and restated effective as of January 1, 1998).
               Incorporated by reference--Exhibit 10-C to the registrant's
               Annual Report on Form 10-K for the fiscal year ended
               December 31, 1999 (File No. 2-20910).
      10-D     TruServ Corporation Employees' Savings and Compensation
               Deferral Plan (as amended and restated effective July 1,
               2000). Incorporated by reference--Exhibit 10-D to
               Post-Effective Amendment No. 11 to Registration Statement on
               Form S-2 to Form S-4 (No. 333-18397).
      10-E     TruServ Corporation Supplemental Retirement Plan between
               TruServ Corporation and selected executives of the Company
               (as amended effective July 24, 1998). Incorporated by
               reference--Exhibit 10-E to Post-Effective Amendment No. 10 to Registration Statement on Form S-2 to Form S-4 (No.
               333-18397).
      10-F     Retail Conversion Funds Agreement dated as of December 9,
               1996 between the Company and SCC. Incorporated by
               reference--Exhibit 10-L to Registration Statement on Form
               S-4 (No. 333-18397).
      10-G     Employment Agreement between SCC and Donald J. Hoye dated
               September 1, 1996--Incorporated by reference to Exhibit 10-P to Amendment No 2 to Registration Statement on Form S-4 (No.
               333-18397).
      10-H     Amended and Restated Trust Indenture between Cotter &
               Company and First Trust National Association. Incorporated
               by reference--Exhibit 4-K to Cotter & Company Registration
               Statement on Form S-2 (No. 333-26727).
      10-I     Credit Agreement dated July 1, 1997 for $300,000,000
               Revolving credit between TruServ Corporation, various
               financial institutions, and Bank of America. Incorporated by reference--Exhibit 4-L to Post-Effective Amendment No. 5 to
               Registration Statement on Form S-2 to Form S-4 (No.
               333-18397).
      10-J     Third amendment to Credit Agreement dated July 1, 1997 for
               $300,000,000 Revolving credit between TruServ Corporation, various financial institutions, and Bank of America.
               Incorporated by reference on Exhibit 4-K to the registrant's
               Annual Report on Form 10-K for the fiscal year ended
               December 31, 1999 (File No. 2-20910).

    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
      10-K     Amended and Restated Private Shelf Agreement between TruServ
               Corporation and Prudential Insurance Company of America
               dated November 13, 1997 for $150,000,000. Incorporated by
               reference--Exhibit 4-M to Post-Effective Amendment No. 5 to
               Registration Statement on Form S-2 to Form S-4 (No.
               333-18397).
      10-L     Amendment dated May 12, 1999 to the Amended and Restated
               Private Shelf Agreement between TruServ Corporation and
               Prudential Insurance Company of America dated November 13,
               1997 for $150,000,000. Incorporated by reference on Exhibit
               4-M to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 2-20910).
      10-M     Credit Agreement dated September 10, 1998 for $105,000,000
               Note Purchase Agreement between TruServ Corporation and
               various Purchasers. Incorporated by reference--Exhibit 4-L to Post-Effective Amendment No. 6 to Registration Statement
               on Form S-4 (No. 333-18397).
      10-N     Amendment No. 1 to Credit Agreement dated September 10, 1998 for $105,000,000 Note Purchase Agreement between TruServ
               Corporation and various Purchasers. Incorporated by
               reference on Exhibit 4-O to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999
               (File No. 2-20910).
      10-O     Participation Agreement dated April 30, 1998 for $40,000,000 between TruServ Corporation, various financial institutions and Bank of Montreal. Incorporated by reference--Exhibit 4-M to Post-Effective Amendment No. 6 to Registration Statement
               on Form S-4 (No. 333-18397).
      10-S     Credit Agreement dated September 30, 1998 for $100,000,000
               Revolving Credit between TruServ Corporation, various
               financial institutions and Bank of America. Incorporated by reference--Exhibit 4-N to Post-Effective Amendment No. 6 to
               Registration Statement on Form S-4 (No. 333-18397).
      10-T     Cotter & Company Supplemental Retirement Plan between Cotter
               & Company and selected executives of the Company (As Amended and Restated January 2, 1996 Effective As of January 1,
               1996). Incorporated by reference--Exhibit 10-E to
               Post-Effective Amendment No. 5 to Registration Statement on
               Form S-2 (No. 33-39477).
       *12     Schedule of Computation of Consolidated Ratio of Earnings to
               Fixed Charges for the Thirty-Nine Weeks Ended September 30,
               2000 and October 2, 1999 and for the Fiscal Years 1999,
               1998, 1997, 1996 and 1995 (included on page S-7).
      13-A     Annual Report on Form 10-K for the year ended December 31,
               1999. Incorporated by reference (File No. 2-20910).
      13-B     Quarterly Report on Form 10-Q for the quarter ended
               September 30, 2000. Incorporated by reference (File No.
               2-20910).
     *23-A     Consent of Michael Best & Friedrich LLP (included as Exhibit
               5).
     *23-B     Consent of Ernst & Young LLP (included on page S-8).
       *24     Powers of Attorney (contained on signature page hereof).
       *25     Statement of Eligibility of Trustee.
       *99     Current Application Package for TruServ Variable
               Denomination Subordinated Fixed Rate Term Note Investment
               Program.

---------------
* Filed herewith

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING THIS REGISTRATION STATEMENT ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN CHICAGO, ILLINOIS, ON NOVEMBER 13, 2000.

                                          TRUSERV CORPORATION

                                          By:         /s/ LEONARD G. KUHR
                                            ------------------------------------
                                                      Leonard G. Kuhr
                                              Senior Vice President and Chief
                                                      Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW, CONSTITUTES AND APPOINTS, LEONARD G. KUHR, AND DIANE T. NAUER, JOINTLY AND SEVERALLY, ATTORNEYS-IN-FACT AND AGENTS, EACH WITH FULL POWER OF SUBSTITUTION, FOR HIM OR HER IN ANY AND ALL CAPACITIES TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, AND ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, HEREBY SATISFYING AND CONFIRMING ALL THAT EACH OF SAID ATTORNEYS-IN-FACT AND AGENTS, OR HIS, HER OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                     TITLE                   DATE
                      ---------                                     -----                   ----

                 /s/ DONALD J. HOYE                      President, Chief Executive   November 13, 2000
-----------------------------------------------------      Officer and Director
                   Donald J. Hoye

                 /s/ LEONARD G. KUHR                     Senior Vice President and    November 13, 2000
-----------------------------------------------------      Chief Financial Officer
                   Leonard G. Kuhr                         (principal accounting
                                                           officer)

                  /s/ JOE W. BLAGG                       Chairman of the Board and    November 13, 2000
-----------------------------------------------------      Director
                    Joe W. Blagg

                /s/ JAMES D. BURNETT                     Director                     November 13, 2000
-----------------------------------------------------
                  James D. Burnett

                 /s/ JAY B. FEINSOD                      Director                     November 13, 2000
-----------------------------------------------------
                   Jay B. Feinsod

                 /s/ WILLIAM H. HOOD                     Director                     November 13, 2000
-----------------------------------------------------
                   William H. Hood

               /s/ JAMES D. HOWENSTINE                   Director                     November 13, 2000
-----------------------------------------------------
                 James D. Howenstine

               /s/ JERRALD T. KABELIN                    Director                     November 13, 2000
-----------------------------------------------------
                 Jerrald T. Kabelin

                 /s/ PETER G. KELLY                      Director                     November 13, 2000
-----------------------------------------------------
                   Peter G. Kelly

                /s/ ROBERT J. LADNER                     Director                     November 13, 2000
-----------------------------------------------------
                  Robert J. Ladner

                      SIGNATURE                                     TITLE                   DATE
                      ---------                                     -----                   ----
                /s/ GEORGE V. SHEFFER                    Director                     November 13, 2000
-----------------------------------------------------
                  George V. Sheffer

                /s/ DENNIS A. SWANSON                    Director                     November 13, 2000
-----------------------------------------------------
                  Dennis A. Swanson

                /s/ JOHN M. WEST, JR.                    Director                     November 13, 2000
-----------------------------------------------------
                  John M. West, Jr.

              /s/ BARBARA B. WILKERSON                   Director                     November 13, 2000
-----------------------------------------------------
                Barbara B. Wilkerson

              /s/ BRYAN R. ABLEIDINGER                   Director                     November 13, 2000
-----------------------------------------------------
                Bryan R. Ableidinger

                /s/ BENJAMIN J. ANDRE                    Director                     November 13, 2000
-----------------------------------------------------
                  Benjamin J. Andre

               /s/ HAROLD A. DOUTHITT                    Director                     November 13, 2000
-----------------------------------------------------
                 Harold A. Douthitt

                                                                      EXHIBIT 12

                              TRUSERV CORPORATION

                 SCHEDULE OF COMPUTATION OF CONSOLIDATED RATIO
                          OF EARNINGS TO FIXED CHARGES
   FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 AND
              FOR THE FISCAL YEARS 1999, 1998, 1997, 1996 AND 1995
                                (000'S OMITTED)

                                            THIRTY-NINE WEEKS ENDED                     FOR THE FISCAL YEARS
                                           --------------------------   ----------------------------------------------------
                                           SEPTEMBER 30,   OCTOBER 2,
                                               2000           1999        1999          1998      1997      1996      1995
                                           -------------   ----------   ---------      -------   -------   -------   -------
Net earnings after tax...................     $12,446       $  (416)    $(131,143)     $20,480   $42,716   $52,410   $59,037
Add: Tax provision.......................         288           298        17,020          597     1,600       362       176
                                              -------       -------     ---------      -------   -------   -------   -------
Pretax income............................      12,734          (118)     (114,123)      21,077    44,316    52,772    59,213
                                              -------       -------     ---------      -------   -------   -------   -------
Add: Fixed charges
    Interest paid to members.............       8,407        10,532        14,498       16,390    17,865    18,460    20,627
    Other interest paid..................      42,906        34,906        46,204       38,710    19,100    10,175     9,298
                                              -------       -------     ---------      -------   -------   -------   -------
    Total interest expense...............      51,313        45,438        60,702       55,100    36,965    28,635    29,925
                                              -------       -------     ---------      -------   -------   -------   -------
    Rental expenses......................      22,865        23,597        31,702       28,291    19,890    14,971    10,063
    % of rental expenses.................       33.33%        33.33%        33.33%       33.33%    33.33%    33.33%    33.33%
                                              -------       -------     ---------      -------   -------   -------   -------
    Applicable rental expenses...........       7,621         7,865        10,566        9,430     6,629     4,990     3,354
                                              -------       -------     ---------      -------   -------   -------   -------
    Total fixed charges..................      58,934        53,303        71,268       64,530    43,594    33,625    33,279
                                              -------       -------     ---------      -------   -------   -------   -------
Pretax earnings/(loss) before fixed
  charges................................     $71,668       $53,185     $ (42,855)     $85,607   $87,910   $86,397   $92,492
                                              =======       =======     =========      =======   =======   =======   =======
Ratio of pretax earnings/(loss) to fixed
  charges................................        1.22          1.00         (0.60)(a)     1.33      2.02      2.57      2.78
                                              =======       =======     =========      =======   =======   =======   =======

---------------
     (a) For 1999, earnings were insufficient to cover fixed charges by $131,143,000

                                                                    EXHIBIT 23-B

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statement and related Prospectus of TruServ Corporation for the registration of $50,000,000 of Variable Denomination Subordinated Fixed Rate Term Notes of our report dated April 14, 2000, with respect to the consolidated financial statements of TruServ Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 1999, filed with the Securities and Exchange Commission.

                                          Ernst & Young LLP

Chicago, Illinois
November 9, 2000